Special Meeting of Shareholders of MML Large Cap Value Fund (Unaudited)

A Special Meeting of Shareholders of MML Large Cap Value Fund was held on April 17, 2001. Notice of the meeting, and a Proxy Statement, were distributed on or about March 5, 2001 to shareholders of record as of February 16, 2001. Proxies were solicited in connection with one proposal:

(1) To approve a new sub-advisory agreement between MassMutual and Davis Selected Advisers, L.P.

The results of the vote on the matter submitted to shareholders at the Special Meeting are as follows:


Proposal 1:
Approve New Investment    Shares          Shares For    %          Against      %       Abstain     %
Sub-Advisory Agreement    981,105.92      904,774.02    92.22      27,177.40    2.77    49,154.49   5.01










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